Exhibit 99.1

Media Release

Planegg/Munich, Germany, August 6, 2019

MorphoSys Discloses Biomarker to Stratify Patient Population in B-MIND Study of

Tafasitamab plus Bendamustine in r/r DLBCL

MorphoSys AG (FSE: MOR; Prime Standard Segment; MDAX & TecDAX; NASDAQ: MOR) today announced specifications of the biomarker that was implemented in the currently ongoing phase 3 B-MIND study. B-MIND compares the efficacy of tafasitamab (MOR208) plus bendamustine versus rituximab plus bendamustine in patients with relapsed or refractory diffuse large B cell lymphoma (r/r DLBCL). The biomarker, which is the basis for a co-primary endpoint, is described as a low baseline peripheral blood natural killer (NK) cell count and was implemented in agreement with the FDA as an amendment of B-MIND in the first quarter of this year.

Patients with a low number of NK cells (defined as 100 or fewer NK cells per microliter blood) at study entry represent approximately 50% of the overall study population and are believed to exhibit a less favorable response to anti-CD20-based therapies. Pre-clinical data generated at MorphoSys suggests that tafasitamab’s potential to more efficiently recruit effector cells, predominantly NK cells, may therefore be of particular benefit for this patient population.

The co-primary endpoint allows for efficacy testing in the overall patient population as originally planned, and also in those patients with a low NK cell count at baseline. An event-driven interim analysis is expected to occur in Q4 2019 following a longer than expected duration of response in the overall patient population.

“Patients with r/r DLBCL who are not eligible for high dose chemotherapy and autologous stem cell transplantation have a poor prognosis, which is even worse for patients who are characterized by a low baseline NK cell count. The enhanced NK cell recruitment that tafasitamab is believed to exert through its ENFORCERTM format may activate even minimal NK cell numbers, which could potentially translate into enhanced activity against tumor cells,” said Dr. Malte Peters, Chief Development Officer of MorphoSys AG. “The amendment of the B-MIND study allows us to test this hypothesis and potentially to provide a benefit for a distinct patient population that does not have targeted treatment alternatives.”

About B-MIND

The phase 3 B-MIND study is designed to investigate the CD19 antibody tafasitamab in combination with bendamustine versus a combination of the CD20 antibody rituximab plus bendamustine in patients with r/r DLBCL who are not eligible for high dose chemotherapy and autologous stem cell transplantation. The biomarker had been implemented in agreement with the FDA in the first quarter of 2019. The pre-planned, event-driven interim analysis of B-MIND is expected to take place in the fourth quarter of 2019. In case the overall study population passes the futility analysis, an event-driven primary analysis of the study is expected in late Q1 2020. In case the overall study population fails, but the biomarker subpopulation passes the futility analysis, the study will continue, but an increase from 330 to 450 patients is required, in which case an event-driven primary analysis of the study is expected in Q1 of 2021. Only if both groups do fail the interim analysis for futility the overall study can be considered futile.

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 29 are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’s antibody technology to receive regulatory approval. The Company’s most advanced proprietary product candidate, tafasitamab (MOR208), has been granted U.S. FDA breakthrough therapy designation for the treatment of patients with relapsed/refractory diffuse large B-cell lymphoma (DLBCL). Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has approximately 370 employees. More information at https://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma® LanthioPep® and ENFORCERTM are trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc.

MorphoSys forward looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations regarding the clinical development of tafasitamab in combination with bendamustine versus rituximab and bendamustine in the B-MIND study in r/r DLBCL, the further clinical development of tafasitamab as well as interactions with regulatory authorities and expectations regarding regulatory filings and possible approvals for tafasitamab. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys’ expectations regarding the clinical development of tafasitamab in combination with bendamustine versus rituximab and bendamustine in the B-MIND study in r/r DLBCL, the further clinical development of tafasitamab as well as interactions with regulatory authorities and expectations regarding regulatory filings and possible approvals for tafasitamab, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Dr. Sarah Fakih

Head of Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-26663

Sarah.Fakih@morphosys.com

Dr. Julia Neugebauer

Director Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-179

Julia.Neugebauer@morphosys.com

Dr. Verena Kupas

Manager Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-26814

Verena.Kupas@morphosys.com